UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                File No. 70-8557

                                  REPORT PERIOD
                      October 1, 2000 to December 31, 2000

                                                           In the matter of:
                    CENTRAL AND SOUTH WEST CORPORATION, ET AL

         Central and South West Corporation ("CSW") and American Electric Power Company, Inc. ("AEP") hereby certify on behalf of themselves and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo"), West Texas Utilities Company ("WTU"), Central and South West Services, Inc. ("CSWS"), AEP Generating Company ("AEGCo"), American Electric Power Service Corporation ("AEPSC"), Blackhawk Coal Company ("BHCCo"), Cedar Coal Company ("CeCCo"), Central Appalachian Coal
Company ("CACCo"), Central Coal Company ("CCCo"), Central Ohio Coal Company ("COCCo"), Colomet, Inc. ("COLM"), Columbus Southern Power Company ("CSPCo"), Conesville Coal Preparation Company ("CCPc"), Franklin Real Estate Company
("FRECo"), Indiana Franklin Realty, Inc. ("IFRI"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KEPCo"), Kingsport Power Company ("KGPCo"), Ohio Power Company ("OPCo "), Simco Inc. ("Simco"), Southern Ohio Coal Company ("SOCCo"), Southern Appalachian Coal Company ("SACCo"), West Virginia Power Company ("WVPCo"), and Windsor Coal Company ("WCCo"), that during the period from October 1, 2000 through December 31, 2000 (the "Reporting Period"):

         1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

         AEP                                                Short-Term
       System                            Money Pool         Borrowings             Total                   SEC
      Companies            Date          Borrowings             (1)             Borrowings                Limit

AEGCo                    12/26/00         46,582,520             -               46,582,520            125,000,000

AEPSC                    12/18/00         78,004,447             -               78,004,447                (B)
BHCCo                    10/04/00             (A)                -                  (A)                     -

CeCCo                    11/13/00             (A)                -                  (A)                     -
CSWS                     11/13/00         83,037,537             -               83,037,537                (B)
CACCo                    12/29/00             (A)                -                  (A)                     -
CCCo                     10/28/00              (A)               -                  (A)                     -
COCCo                    11/06/00              (A)               -                  (A)                     -
CPL                      12/29/00         269,711,657            -              269,711,657            600,000,000
COLM                     10/01/00             (A)                -                  (A)                     -
CSPCo                    12/28/00         90,742,460             -               90,742,460            350,000,000
CCPC                     10/13/00             (A)                -                  (A)                     -
FRECo                    12/14/00          250,186               -                250,186                   -
IFRI                     12/19/00           75,121               -                 75,121              500,000,000
I&M                      12/19/00         273,669,967            -              273,669,967
KEPCo                    11/14/00         112,153,042            -              112,153,042            150,000,000
KGPCo                    12/26/00         24,226,525             -               24,226,525            30,000,000
OPCo                     12/19/00         235,156,326            -              235,156,326            450,000,000
PSO                      10/25/00         137,943,653            -              137,943,653            300,000,000
Simco                    12/18/00             (A)                -                   (A)                    -
SOCCo                    12/13/00          4,338,034             -               4,338,034                  -
SACCo                    10/26/00             (A)                -                   (A)                    -
SWEPCO                   10/25/00         41,545,244             -               41,545,244            250,000,000
WTU                      10/31/00         72,492,176             -               72,492,176            165,000,000
WVPCo                    10/26/00             (A)                -                  (A)                     -
WCCo                     12/31/00             (A)                -                  (A)                     -

-----------------------

(1) Pursuant to the External Program authorized in this file. (A) Indicates that the companies are in an investment position. (B) No limit due to rule 52(b) exemption.

         2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was .07025.

         3. The maximum amount of AEP's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:

                     Total               AEP                  AEP                Total AEP
                  Subsidiary          Loans to            Corporation           Short-Term                SEC
     Date         Borrowings         Money Pool            Borrowings           Borrowings               Limit

   12/29/00        $816,236,000     $816,236,000         $1,624,872,000       $2,441,108,000        $5,000,000,000

         4. On June 15, 2000, all of the outstanding stock of CSW was acquired by American Electric Power Company, Inc. ("AEP") pursuant to authority granted by the SEC in file 70-9381. As part of the order in that file, AEP and CSW together have the authority that CSW has under File No. 70-8557. Therefore, after June 15, 2000, short-term borrowings by all AEP System companies which participate in the Money Pool pursuant to authority granted in File No. 70-9381 will be reported in this file.

         Said  transactions  have been carried out in accordance  with the terms
and  conditions  of,  and  for  the  purpose   represented   in,  the  Form  U-1
Application-Declaration,  as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the  Commission's  order dated March
21, 1995, permitting said Application-Declaration to become effective.






         DATED:  January 31, 2001


                                     AEP GENERATING COMPANY
                                     AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     BLACKHAWK COAL COMPANY
                                     CEDAR  COAL  COMPANY  CENTRL  APPALACHIAN
                                     COAL COMPANY CENTRAL COAL COMPANY CENTRAL
                                     OHIO COAL COMPANY  CENTRAL AND SOUTH WEST
                                     SERVICES,  INC.  CENTRAL  POWER AND LIGHT
                                     COMPANY COLOMET,  INC.  COLUMBUS SOUTHERN
                                     POWER COMPANY CONESVILLE COAL PREPARATION
                                     COMPANY   FRANKLIN  REAL  ESTATE  COMPANY
                                     INDIANA  FRANKLIN  REALTY,   INC  INDIANA
                                     MICHIGAN  POWER  COMPANY  KENTUCKY  POWER
                                     COMPANY   KINGSPORT  POWER  COMPANY  OHIO
                                     POWER COMPANY PUBLIC  SERVICE  COMPANY OF
                                     OKLAHOMA  SIMCO INC.  SOUTHERN  OHIO COAL
                                     COMPANY SOUTHERN APPALACHIAN COAL COMPANY
                                     SOUTHWESTERN  ELECTRIC POWER COMPANY WEST
                                     TEXAS  UTILITIES  COMPANY  WEST  VIRGINIA
                                     POWER COMPANY WINDSOR COAL COMPANY

                             BY:       AMERICAN ELECTRIC POWER COMPANY, INC.
                                       CENTRAL AND SOUTH WEST CORPORATION


                                       BY:                 /s/ Armando A. Pena
                                        ---------------------------------------
                                                         Treasurer














